Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Ajay Koduri

Re:	ColorStars Group, Inc.
Registration Statement on Form S-1
File No. 333-191827
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Jacobs:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ColorStars Group, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-191827), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern Daylight Time on December 17, 2013, or as soon as practicable thereafter. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

     The Registrant hereby authorizes Steven Gribben, of Gribben & Associates, Inc., to orally modify or withdraw this request for acceleration.

     The Registrant hereby acknowledges that:

     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     (iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Mr. Gribben at (949) 878-3740. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Gribben & Associates, Inc., attention: Steven Gribben, via facsimile at (951) 894-7936.

Best Regards,

ColorStars Group, Inc.

/s/ Wei-Rur Chen
Wei-Rur Chen
Chief Executive Officer

cc: Steven Gribben, Gribben & Associates, Inc.